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                          August 10, 2020

       Xiaofeng Peng
       Chief Executive Officer and Executive Chairman
       SPI Energy Co., Ltd.
       #1128, 11/F, No. 52 Hung To Road
       Kwun Tong
       Kowloon
       Hong Kong S.A.R.

                                                        Re: SPI Energy Co.,
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed August 3,
2020
                                                            File No. 333-240289

       Dear Mr. Peng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mitchell S. Nussbaum,
Esq.